06004486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/11/06

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road, Suite 100
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Hohman (412) 367-3880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz Rudoy & Roteman
(Name – *if individual, state last, first, middle name*)

436 Seventh Avenue, Koppers Building, Sixth Floor, Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF PENNSYLVANIA }
COUNTY OF ALLEGHENY } SS:

OATH OR AFFIRMATION

I, James D. Hohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Heather L. Wichman

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heather L. Wichman, Notary Public
Ross Twp., Allegheny County
My Commission Expires July 28, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
WASH. D.C.
2006

FINANCIAL REPORT

ALLEGHENY INVESTMENTS, LTD.

FOR THE YEAR ENDED DECEMBER 31, 2005

INDEPENDENT AUDITORS' REPORT

February 7, 2006

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horovitz, Rudoy & Roteman

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	2,290,915
Broker deposit		50,000
Receivables from noncustomers		844,612
Furniture and fixtures - at cost, net of accumulated depreciation of $126,525		70,874
Investment		3,300
Prepaid expenses		64,739
TOTAL ASSETS	$	3,324,440

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions payable	$	657,311		
Accounts payable		1,050		
Accounts payable - related party		253,861		
Accrued expenses		1,414,278		
Accrued corporate taxes		489		
TOTAL LIABILITIES			$	2,326,989
STOCKHOLDERS' EQUITY				
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding		33,750		
Paid-in capital		116,431		
Retained earnings		861,701		
Treasury stock , 66 shares at cost		(14,431)		
TOTAL STOCKHOLDERS' EQUITY				997,451
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	3,324,440

The accompanying notes are an integral part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock
Balance, beginning	$ 33,750	$ 116,431	$ 850,958	$ (14,431)
Net income	-	-	10,743	-
Balance, ending	$ 33,750	$ 116,431	$ 861,701	$ (14,431)

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions on securities	$ 347,117	
Commissions on investment company shares	8,763,189	
Commissions on partnership interests	864,226	
Commissions on annuities	1,312,467	
Commissions - other	606,651	
Interest income	65,029	
TOTAL REVENUES		$ 11,958,679
EXPENSES		
Salaries and other employment costs	9,864,007	
Other operating expenses	2,054,938	
TOTAL EXPENSES		11,918,945
OTHER INCOME (EXPENSE)		
Loss on disposal of assets	(33,067)	
Miscellaneous income	4,076	
TOTAL OTHER INCOME (EXPENSE)		(28,991)
NET INCOME		$ 10,743

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 11,772,312	
Cash paid to suppliers and employees	(11,820,211)	
Interest received	65,029	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 17,130
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(51,581)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(34,451)
CASH AND CASH EQUIVALENTS - BEGINNING		2,325,366
CASH AND CASH EQUIVALENTS - ENDING		$ 2,290,915

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
NET INCOME			$	10,743
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
Depreciation	$	30,968		
Loss on disposal of assets		33,067		
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH				
Receivables		(125,414)		
Prepaid expenses		(5,817)		
Prepaid taxes		1,405		
Accounts payable		(486,482)		
Accrued liabilities		558,660		
TOTAL ADJUSTMENTS				6,387
NET CASH PROVIDED BY OPERATING ACTIVITIES			$	17,130

The accompanying notes are an integral part of the financial statements

ALLEGHENY INVESTMENT, LTD.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

Assets	Economic Lives/Recovery Period
Office furniture and equipment	3 - 10 years

Depreciation expense for the year ended December 31, 2005 amounted to $30,968.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables From Noncustomers: Noncustomer receivables primarily consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2005 amounted to $90,937.

Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash Reserve

The Company has cash of approximately $25,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Note 5 - Profit Sharing Plan

The Company has adopted a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $87,560 to the plan during the year ended December 31, 2005.

Note 6 - Related Party Transactions

The Company has a payable of $253,861 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

Note 7 – Operating leases

The Corporation and an affiliated corporation have also entered into a seven year and five month lease for the facilities it currently occupies. The total monthly rental is $0 for the first five months, $29,034 for the next three and half years, and $30,847 for the remaining three and half years. The Company's portion of these rental payments are $0 for the first five months, $24,679 for the next three and half years, and $26,220 for the remaining three and half years. Rent expense for the year ended December 31, 2005 amounted to $156,911.

The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2005:

Year ending 2006	$	224,178
2007	$	298,904
2008	$	298,904
2009	$	302,837
2010	$	314,636
Thereafter	$	707,932

Note 8 - Stockholders' Equity

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At December 31, 2005, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $545,915 which was $295,915 in excess of its required net capital of $250,000. The Company's net capital ratio was 4.2625 to 1.

Note 10 - Investment

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company.

Note 11 - Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company. The Company has included a provision in the amount of $320,000 in the financial statements.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE I

NET CAPITAL	
Total stockholders' equity	$ 997,451
Less: Non allowable assets	
Receivable from noncustomers	268,153
Furniture and equipment	70,874
Prepaid expenses	64,739
Investment	3,300
TOTAL NON ALLOWABLE ASSETS	407,066
NET CAPITAL BEFORE HAIRCUTS	590,385
Haircuts on trading and investments securities - other	(44,470)
NET CAPITAL	$ 545,915
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable and deposits	$ 2,326,989
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 155,140
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital at 1500%	$ 390,775
Excess net capital at 1000%	$ 313,205
Excess net capital	$ 295,915
Ratio: Aggregate indebtedness to net capital	4.2625 to 1

See accompanying accountants' report

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, Inc. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

SCHEDULE III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$ 1,371,512
ADJUSTMENTS	
Audit adjustments to receivables from non-customers	80,905
Audit adjustments to reduce prepaid expenses	10,916
Audit adjustments to record additional fixed assets	(47,980)
Audit adjustments to record additional expenses	(1,415,353)
AUDITED NET CAPITAL	$ 545,915

See accompanying accountants' report

HORROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

February 7, 2006

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Allegheny Investments, LTD. (the Company), for the year December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Horovitz, Rudoy & Roteman